Filed Pursuant to Rule 424(b)(3)

Registration Statement File No. 333-112698

PROSPECTUS

CHORDIANT SOFTWARE, INC.

4,854,368 Shares of Common Stock

We are registering 4,854,368 shares of common stock for resale by Acqua Wellington Opportunity I Limited. We will not receive any of the proceeds from the sale of shares by Acqua Wellington Opportunity I Limited. Acqua Wellington Opportunity I Limited may sell its shares of our common stock in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices.

Our common stock is traded on the Nasdaq National Market under the symbol “CHRD.” The closing sale price on May 10, 2004, as reflected on the Nasdaq National Market, was $3.96 per share.

Investing in our common stock involves a high degree of risk. See the section entitled “ Risk Factors” commencing on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 10, 2004

SUMMARY

This summary does not contain all the information you should consider before buying shares in the offer. The entire prospectus, including the documents incorporated by reference in this prospectus, should be read carefully.

Chordiant Software, Inc.

Chordiant Software, Inc. is an enterprise software vendor that offers transactional customer software solutions for global companies that seek to improve the quality of customer interactions and to reduce costs through increased employee productivity and process efficiencies. Chordiant concentrates on serving global customers in retail financial services, communications and consumer direct industries.

We deliver a complete customer system that includes software applications and tools and services that enable businesses to successfully integrate their customer information and corporate systems for an accurate, real-time view of their customers across multiple forms of customer interaction.

We believe our system offers great flexibility to businesses to set business policies and processes to control the quality of servicing, fulfillment and marketing to their customers. Our system enables companies to control and change their business policies and process.

Our software architecture is based on the J2EE (Java 2 Enterprise Edition) industry standard that we believe is widely supported by vendors and widely adopted by business customers in the industries we serve. We believe that solutions based on other architectures are less capable of meeting the current and future requirements of global companies. Because we were early adopters of the J2EE industry standard, we believe that we are leaders in providing business process driven solutions for customer management.

We had net losses of $16.4 million, $32.3 million and $42.3 million for the years ended December 31, 2003, 2002 and 2001, respectively, and a loss of $0.3 million for the quarter ended March 31, 2004. In addition, as of March 31, 2004, we had an accumulated deficit of $189.2 million.

Our principal executive offices are located at 20400 Stevens Creek Blvd., Suite #400, Cupertino, CA 95014, and our telephone number is (408) 517-6100. Our Internet address is www.chordiant.com. The information on our website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Chordiant and the Chordiant logo are registered trademarks of Chordiant Software, Inc. This prospectus also includes trademarks owned by other parties. All other trademarks mentioned property of their respective owners.

RISK FACTORS

An investment in our shares involves a high degree of risk. We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. You should not make an investment in these shares if you cannot afford to lose your entire investment. Before purchasing these shares, you should carefully consider the following risk factors, as well as other information contained in this prospectus or incorporated by reference into this prospectus, in evaluating an investment in the shares of common stock offered by this prospectus. If any of the events or circumstances described in the following risks factors actually occurs, our business, financial condition, or results of operations could be materially adversely affected and the trading price of our common stock could decline.

Weakness in technology spending in our target markets combined with geopolitical concerns could make the closing of license transactions to new and existing customers difficult.

Our revenues fell in fiscal year 2003 compared to revenues in fiscal year 2002. Our revenues will continue to decrease in 2004 if we are unable to enter into new large-scale license transactions with new and existing customers. The current state of world affairs and geopolitical concerns have left many customers reluctant to enter into new large value license transactions without some assurance that the economy both in the customer’s home country and worldwide will have some economic and political stability. Continued or further weakness in technology spending and geopolitical instability will continue to make closing large license transactions difficult. In addition, we cannot predict what effect the U.S. military presence overseas or potential or actual political or military conflict have had or are continuing to have on our existing and prospective customers’ decision-making process with respect to licensing or implementing enterprise-level products such as ours. Our ability to enter into new large license transactions also directly affects our ability to create additional consulting services and maintenance revenues, on which we also depend.

Historically, we have not been profitable and we may continue to incur losses, which may raise vendor viability concerns thereby making it more difficult to close license transactions with new and existing customers.

We incurred losses of $16.4 million and $32.3 million for the years ended December 31, 2003 and December 31, 2002, respectively, and a loss of $0.3 million for the quarter ended March 31, 2004. As of March 31, 2004, we had an accumulated deficit of $189.2 million. We may continue to incur losses and cannot be certain that we can achieve or generate sufficient revenues to achieve profitability. Continued losses may leave many customers reluctant to enter into new large value license transactions without some assurance that we will operate profitably. If we fail to enter into new large value license transactions due to lack of vendor profitability and or viability concerns, our revenues will decline, which would further adversely affect our operating results.

Because a small number of customers account for a substantial portion of our revenues, the loss of a significant customer could cause a substantial decline in our revenues.

We derive a significant portion of our software license revenues in each quarter from a limited number of customers. The loss of a major customer in a particular quarter could cause a decrease in revenues and net income. For the year ended December 31, 2003, Royal Bank of Scotland accounted for 11% of our total revenues. For the year ended December 31, 2002, USAA, Hutchinson 3 G and Lloyds TSB accounted for 17%, 13% and 11% of our total revenues, respectively. For the three months ended March 31, 2004, Barclays, the Royal Bank of Scotland and Canadian Imperial Bank of Commerce accounted for 29%, 16% and 12% of our total revenues, respectively. For the three months ended March 31, 2003, Barclays accounted for 22% of our total revenues. While our customer concentration has fluctuated, we expect that a limited number of customers will continue to account for a substantial portion of our revenues. As a result, if we lose a major customer, or if a contract is delayed or cancelled or we do not contract with new major customers, our revenues and net loss would be adversely affected. In addition, customers that have accounted for significant revenues in the past may not generate revenues in any future period, causing our failure to obtain new significant customers or additional orders from existing customers to materially affect our operating results.

If we fail to adequately address the difficulties of managing international operations associated with operating on an international basis, our revenues and operating expenses will be adversely affected.

For the year ended December 31, 2003, international revenues were $52.4 million or approximately 77% of our total revenues. For the year ended December 31, 2002, international revenues were $54.2 million or approximately 73% of our total revenues. For the three months ended March 31, 2004, international revenues were $17.0 million or approximately 84% of our total revenues. For the three months ended March 31, 2003, international revenues were $11.7 million or approximately 85% of our total revenues. While we expect North American revenues to increase as a percentage of our overall revenues, international revenues will continue to represent a significant portion of our total revenues in future periods. We have faced, and will continue to face, difficulties in managing international operations which include:

•	Difficulties in hiring qualified local personnel;

•	Seasonal fluctuations in customer orders;

•	Longer accounts receivable collection cycles;

•	Expenses associated with licensing products and servicing customers in foreign markets; and

•	Economic downturns and political uncertainty in international economies.

Any of these factors could have a significant impact on our ability to license products on a competitive and timely basis and could adversely affect our operating expenses and net income.

Increases in the value of the U.S. dollar relative to foreign currencies could make our products less competitive in international markets and could negatively affect our operating results and cash flows.

A significant portion of our sales and operating expenses result from transactions outside of the United States, often in foreign currencies. Our international sales comprised 77%, 73% and 84% of our total sales for 2003, 2002 and 2001, respectively, and 84% and 85% of our total sales for the three months ended March 31, 2004 and 2003, respectively. In 2003, our operating results were positively affected by changes in foreign currency rates. Our future operating results will continue to be subject to fluctuations in foreign currency rates, especially if international sales continue to grow as a percentage of our total sales, and we may be negatively impacted by fluctuations in foreign currency rates in the future.

Competition in our markets is intense and could reduce our sales and prevent us from achieving profitability.

Increased competition in our markets could result in price reductions for our products and services, reduced gross margins and loss of market share, any one of which could reduce our future revenues. The market for our products is intensely competitive, evolving and subject to rapid technological change. We consider our primary competition to be from internal development, custom systems integration projects and application software competitors. In particular, we compete with:

•	Internal information technology departments: in-house information technology departments of potential customers have developed or may develop systems that provide some or all of the functionality of our products. We expect that internally developed application integration and process automation efforts will continue to be a significant source of competition.

•	Point application vendors: we compete with providers of stand-alone point solutions for web-based customer relationship management and traditional client/server-based, call-center service customer and sales-force automation solution providers.

Many of our competitors have greater resources and broader customer relationships than we do. In addition, many of these competitors have extensive knowledge of our industry. Current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to offer a single solution and to increase the ability of their products to address customer needs.

We may experience a shortfall in revenue, earnings, cash flow or otherwise fail to meet public market expectations, which could materially and adversely affect our business and the market price of our common stock.

Our revenues and operating results may fluctuate significantly because of a number of factors, many of which are outside of our control. Some of these factors include:

•	Size and timing of individual license transactions;

•	Delay or deferral of customer implementations of our products;

•	Lengthening of our sales cycle;

•	Further deterioration and changes in domestic and foreign markets and economies;

•	Success in expanding our global services organization, direct sales force and indirect distribution channels;

•	Timing of new product introductions and product enhancements;

•	Appropriate mix of products licensed and services sold;

•	Levels of international transactions;

•	Activities of and acquisitions by competitors;

•	Product and price competition; and

•	Our ability to develop and market new products and control costs.

One or more of the foregoing factors may cause our operating expenses to be disproportionately high during any given period or may cause our revenues and operating results to fluctuate significantly. Based upon the preceding factors, we may experience a shortfall in revenues and earnings or otherwise fail to meet public market expectations, which could materially and adversely affect our business, financial condition, results of operations and the market price of our common stock.

Our operating results fluctuate significantly and delays in implementation of our products may cause unanticipated declines in revenues or cash flow, which could disappoint investors and result in a decline in our stock price.

Our quarterly revenues depend primarily upon product implementation by our customers. We have historically recognized most of our license and services revenue through the percentage-of-completion method, using labor hours incurred as the measure of progress towards completion of implementation of our products and we expect this practice to continue. Thus, delays in implementation by our customers and systems integration partners would reduce our quarterly revenue. Historically, a significant portion of new customer orders have been booked in the third month of the calendar quarter, with many of these bookings occurring in the last two weeks of the third month. We expect this trend to continue and, therefore, any failure or delay in bookings would decrease our quarterly revenue. If our revenues or operating margins are below the expectations of the investment community, our stock price is likely to decline.

If we fail to maintain and expand our relationships with systems integrators and other business partners, our ability to develop, market, sell, and support our products may be adversely affected.

Our development, marketing and distribution strategies increasingly rely on our ability to form and maintain long-term strategic relationships with system integrators, in particular, our existing business alliance partners, IBM and Accenture. These business relationships often consist of joint marketing programs, technology partnerships and resale and distribution arrangements. Although most aspects of these relationships are contractual in nature, many important aspects of these relationships depend on the continued cooperation between the parties. Divergence in strategy, change in focus, competitive product offerings or potential contract defaults may interfere with our ability to develop, market, sell, or support our products, which in turn could harm our business. If either IBM or Accenture were to terminate their agreements with us or our relationship were to deteriorate, it could have a material adverse effect on our business, financial condition and results of operations. In many cases, these parties have extensive relationships with our existing and potential customers and influence the decisions of these customers. A number of our competitors have stronger relationships with IBM and Accenture and, as a result, these parties may be more likely to recommend competitors’ products and services.

Failure to successfully customize or implement our products for a customer could prevent recognition of revenues, collection of amounts due or cause legal claims by the customer.

If a customer is not able to customize or deploy our products successfully, the customer may not complete expected product deployment, which could prevent or delay recognition of revenues and collection of amounts due, and could result in claims against us. We have, in the past, had disputes with customers concerning product performance.

Our primary products have a long sales and implementation cycle, which makes it difficult to predict our quarterly results and may cause our operating results to vary significantly.

The period between initial contact with a prospective customer and the implementation of our products is unpredictable and often lengthy, ranging to date from three to twenty-four months. Thus, revenue and cash receipt could vary significantly from quarter to quarter. Any delays in the implementation of our products could cause reductions in our revenues. The licensing of our products is often an enterprise-wide decision that generally requires us to provide a significant level of education to prospective customers about the use and benefits of our products. The implementation of our products involves significant commitment of technical and financial resources and is commonly associated with substantial implementation efforts that may be performed by us, by the customer or by third-party systems integrators. Customers generally consider a wide range of issues before committing to purchase our products, including product benefits, ability to operate with existing and future computer systems, vendor financial stability and longevity, ability to accommodate increased transaction volume and product reliability.

If we are not able to successfully manage our partner operations in India, our operations and financial results may be adversely affected.

In fiscal year 2003 we entered into an agreement with an independent contracting company with global technical resources and an operations center in Bangalore, India. The agreement provides for the independent contractor, at our direction, to attract, train, assimilate and retain sufficient highly qualified personnel to perform technical support and certain sustaining engineering functions. In fiscal year 2004 we plan to significantly increase the size of this organization and expand its scope. The expansion of this organization is an important component of our strategy to address the business needs of our customers and manage our expenses. The success of this operation will depend on our ability and our independent contractor’s ability to attract, train, assimilate and retain highly qualified personnel in the required periods. A disruption of our relationship with the independent contractor could adversely affect our operations and financial results. Failure to effectively manage the organization and operations will harm our business and financial results.

Our stock price is subject to significant fluctuations, which may adversely affect the value of your investment in our common stock.

Since our initial public offering in February 2000, the price of our common stock has fluctuated widely. We believe that factors such as the risks described herein or other factors could cause the price of our common stock to continue to fluctuate, perhaps substantially. In addition, recently, the stock market in general, and the market for high technology stocks in particular, has experienced extreme price fluctuations, which have often been unrelated to the operating performance of the affected companies. Such fluctuations could adversely affect the market price of our common stock.

We may incur in future periods significant stock-based compensation charges related to certain stock options and stock awards, which may adversely affect our reported financial results.

Based on accounting standards involving stock compensation, we may incur variable accounting costs related to the issuance of restricted stock and certain stock options, including those associated with our stock option cancellation/re-grant program. Accounting standards require us to re-measure compensation cost for such options each reporting period based on changes in the market value of the underlying common stock. Depending upon movements in the market value of our common stock, the variable accounting treatment of those stock options may result in significant additional stock-based compensation costs in future periods.

We are the target of a securities class action complaint and are at risk of securities class action litigation, which may result in substantial costs and divert management attention and resources.

Beginning in July 2001, Chordiant and certain of our officers and directors were named as defendants in several class action shareholder complaints filed in the United States District Court for the Southern District of New York, now consolidated under the caption, In re Chordiant Software, Inc. Initial Public Offering Securities Litigation, Case No. 01-CV-6222. In the amended complaint, the plaintiffs allege that Chordiant, certain of our officers and directors and the underwriters of our initial public offering (“IPO”) violated Section 11 of the Securities Act of 1933 based on allegations that Chordiant’s registration statement and prospectus failed to disclose material facts regarding the compensation to be received by, and the stock allocation practices of, the IPO underwriters. The complaint also contains a claim for violation of Section 10(b) of the Securities Exchange Act of 1934 based on allegations that this omission constituted a deceit on investors. The plaintiffs seek unspecified monetary damages and other relief. Similar complaints were filed in the same court against hundreds of other public companies that conducted IPOs of their common stock in the late 1990s. Although Chordiant and almost all of the other issuers have approved in principle a tentative settlement with the plaintiffs, it remains subject to a number of procedural conditions, as well as formal approval by the Court. This action may divert the efforts and attention of our management and, if determined adversely to us, could have a material impact on our business.

If our products do not operate effectively in a company-wide environment, we may lose sales and suffer decreased revenues.

If existing customers have difficulty deploying our products or choose not to fully deploy our products, it could damage our reputation and reduce revenues. Our success requires that our products be highly scalable, and able to accommodate substantial increases in the number of users. Our products are expected to be deployed on a variety of computer hardware platforms and to be used in connection with a number of third-party software applications by personnel who may not have previously used application software systems or our products. These deployments present very significant technical challenges, which are difficult or impossible to predict. If these deployments do not succeed, we may lose future sales opportunities and suffer decreased revenues.

Defects in our products could diminish demand for our products and result in decreased revenues, decreased market acceptance and injury to our reputation.

Errors may be found from time-to-time in our new, acquired or enhanced products. Any significant software errors in our products may result in decreased revenues, decreased sales, injury to our reputation and/or increased warranty and repair costs. Although we conduct extensive product testing during product development, we have in the past discovered software errors in our products as well as in third-party products, and as a result have experienced delays in the shipment of our new products. The latest major release of our primary product suite was introduced in December 2003.

To date, our sales have been concentrated in the financial services and telecommunications markets, and if we are unable to continue sales in these markets or successfully penetrate new markets, our revenues may decline.

Sales of our products and services in two large markets—financial and telecommunications—accounted for approximately 80% and 81% of our total revenues for the years ended December 31, 2003 and 2002, respectively, and approximately 82% and 80% of our total revenues for the three months ended March 31, 2004 and 2003, respectively. We expect that revenues from these two markets will continue to account for a substantial portion of our total revenues in 2004. If we are unable to successfully increase penetration of our existing markets or achieve sales in additional markets, or if the overall economic climate of our target markets deteriorates, our revenues may decline.

Low gross margin in services revenues could adversely impact our overall gross margin and income.

Our services revenues have had lower gross margins than our license revenues. Service revenue comprised 61%, 56% and 49% of total revenue for the years 2003, 2002 and 2001, respectively, and 54% and 70% of our total revenues for the three months ended March 31, 2004 and 2003, respectively. Gross margin on services revenues has been 37%, 26% and 13% for calendar years 2003, 2002 and 2001, and 42% and 39% for the three months ended March 31, 2004 and 2003, respectively. Gross margin on license fees has been approximately 95% for each of the past three years ended 2003, and 96% and 94% for the three months ended March 31, 2004 and 2003, respectively. As a result, an increase in the percentage of total revenues represented by services revenues, or an unexpected decrease in license revenues, could have a detrimental impact on our overall gross margins. To increase services revenues, we must expand our services organization, successfully recruit and train a sufficient number of qualified services personnel and obtain renewals of current maintenance contracts by our customers. This expansion could further reduce gross margins in our services revenues.

Because we have reduced the size of our workforce, we may not have the workforce necessary to support our platform of products if demand for our products substantially increased, and, if we need to rebuild our workforce in the future, we may not be able to recruit personnel in a timely manner, which could negatively impact the development and sales of our products.

In 2002 and 2003, we reduced the size of our workforce and may carry out further reductions in the future. Our recent reductions were intended to align our operating expenses with our revenue expectations. In the event that demand for our products increases as a result of a positive turn in the economy, we may need to rebuild our workforce or increase outsourced functions to companies based in foreign jurisdictions and we may be unable to hire, train or retain qualified personnel in a timely manner, which may weaken our ability to market our products in a timely manner, negatively impacting our operations. Our success depends largely on ensuring that we have adequate personnel to support our platform of products as well as the continued contributions of our key management, engineering, sales and marketing and professional services personnel.

If we fail to introduce new versions and releases of functional and scalable products in a timely manner, customers may license competing products and our revenues may decline.

If we are unable to ship or implement enhancements to our products when planned, or fail to achieve timely market acceptance of these enhancements, we may suffer lost sales and could fail to achieve anticipated revenues. We have in the past, and expect in the future, to derive a significant portion of our total revenues from the license of our primary product suite. Our future operating results will depend on the demand for the product suite by future customers, including new and enhanced releases that are subsequently introduced. If our competitors release new products that are superior to our products in performance or price, or if we fail to enhance our products or introduce new features and functionality in a timely manner, demand for our products may decline. We have in the past experienced delays in the planned release dates of new versions of our software products and upgrades. New versions of our products may not be released on schedule or may contain defects when released.

We depend on technology licensed to us by third parties, and the loss or inability to maintain these licenses could prevent or delay sales of our products.

We license from several software providers technologies that are incorporated into our products. We anticipate that we will continue to license technology from third parties in the future. This software may not continue to be available on commercially reasonable terms, if at all. While currently we are not materially dependent on any single third party for such licenses, the loss of the technology licenses could result in delays in the license of our products until equivalent technology is developed or identified, licensed and integrated into our products. Even if substitute technologies are available, there can be no guarantee that we will be able to license these technologies on commercially reasonable terms, if at all.

Defects in third party products associated with our products could impair our products’ functionality and injure our reputation.

The effective implementation of our products depends upon the successful operation of third-party products in conjunction with our products. Any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions or injure our reputation. In the past, while our business has not been materially harmed, product releases have been delayed as a result of errors in third-party software and we have incurred significant expenses fixing and investigating the cause of these errors.

Our customers and system integration partners may have the ability to alter our source code and resulting inappropriate alterations could adversely affect the performance of our products, cause injury to our reputation and increase operating expenses.

Customers and system integration partners may have access to the computer source code for certain elements of our products and may alter the source code. Alteration of our source code may lead to implementation, operation, technical support and upgrade problems for our customers. This could adversely affect the market acceptance of our products, and any necessary investigative work and repairs could cause us to incur significant expenses and delays in implementation.

If our products do not operate with the hardware and software platforms used by our customers, our customers may license competing products and our revenues will decline.

If our products fail to satisfy advancing technological requirements of our customers and potential customers, the market acceptance of these products could be reduced. We currently serve a customer base with a wide variety of constantly changing hardware, software applications and networking platforms. Customer acceptance of our products depends on many factors such as:

•	Our ability to integrate our products with multiple platforms and existing or legacy systems;

•	Our ability to anticipate and support new standards, especially Internet and enterprise Java standards; and

•	The integration of additional software modules and third party software applications with our existing products.

Our failure to successfully integrate with future acquired or merged companies and technologies could prevent us from operating efficiently.

Our business strategy includes pursuing opportunities to grow our business, both through internal growth and through merger, acquisition and technology and other asset transactions. To implement this strategy, we may be involved in merger and acquisition activity, additional technology and asset purchase transactions. Merger and acquisition transactions are motivated by many factors, including, among others, our desire to grow our business, acquire skilled personnel, obtain new technologies and expand and enhance our product offerings. Growth through mergers and acquisitions has several identifiable risks, including difficulties associated with successfully integrating distinct businesses into new organizations, the substantial management time devoted to integrating personnel, technology and entire companies, the possibility that we might not be successful in retaining the employees, undisclosed liabilities, the failure to realize anticipated benefits (such as cost savings and synergies) and issues related to integrating acquired technology, merged/acquired companies or content into our products (such as unanticipated expenses). Realization of any of these risks in connection with any technology transaction or asset purchase we have entered into, or may enter into, could have a material adverse effect on our business, operating results and financial condition.

If we become subject to intellectual property infringement claims, these claims could be costly and time-consuming to defend, divert management’s attention, cause product delays and have an adverse effect on our revenues and net income.

We expect that software product developers and providers of software in markets similar to our target markets will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products overlap. Any claims, with or without merit, could be costly and time-consuming to defend, divert our management’s attention or cause product delays. If any of our products were found to infringe a third party’s proprietary rights, we could be required to enter into royalty or licensing agreements to be able to sell our products. Royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Exchange Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” and elsewhere in this prospectus

These forward-looking statements relate to future events or our future financial performance or our expectations, beliefs, plans, and objectives, and are not historical facts and may be forward-looking. In some cases, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will,” or the negative of such terms, or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under the section entitled “Risk Factors” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results, unless required by law.

USE OF PROCEEDS

The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling stockholder. Accordingly, we will not receive any proceeds from the sale of the shares by the selling stockholder.

SELLING STOCKHOLDER

The selling stockholder owns all of the common shares registered for sale pursuant to this prospectus. All of the shares offered by the selling stockholder were acquired pursuant to a purchase agreement providing for our private sale of 4,854,368 shares of common stock to the selling stockholder at a purchase price of $5.15 per share, resulting in net proceeds to the Company of approximately $24.8 million. The selling stockholder purchased the common stock at an 8.5% discount to the closing price of the common stock on January 22, 2004, the date of the purchase agreement. We filed a registration statement (of which this prospectus is a part) for the resale of the shares held by the selling stockholder in accordance with a registration rights agreement we entered into with the selling stockholder.

The following table sets forth certain information regarding the selling stockholder’s beneficial ownership of the common stock, as of May 6, 2004 and the selling stockholder’s common stock ownership after completion of this offering. Although we have assumed for purposes of the table below that the selling stockholder will sell all of the shares offered by this prospectus, because the selling stockholder may offer from time to time all or some of their shares covered under this prospectus, or in another permitted manner, no assurances can be given as to the actual number of shares that will be resold by the selling stockholder or that will be held by the selling stockholder after completion of the resales. In addition, the selling stockholder may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares of common stock beneficially owned by it, all or a portion of the shares of common stock beneficially owned by it in transactions exempt from the registration requirements of the Securities Act.

The information in the table below is based upon information provided by the selling stockholder and a Schedule 13G filed by the selling stockholder. Beneficial ownership is determined in accordance with Rule

13d- 3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Percentage ownership is based on an aggregate of 71,677,158 shares of our common stock outstanding as of May 6, 2004.

Name of Selling Stockholder	Shares Beneficially Owned Prior To The Offering		Shares Offered by this Prospectus	Shares Beneficially Owned After Offering
	Shares	Percent		Shares	Percent
Acqua Wellington Opportunity I Limited	4,854,368	6.8%	4,854,368	—	0.0%

Other than as set forth above, we have had no relationship with the selling stockholder during the past three years. Michael Taylor, the President and a director of Acqua Wellington Opportunity I Limited, exercises the voting and dispositive power over the shares of common stock offered for resale by Acqua Wellington Opportunity I Limited.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling stockholder. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which our common stock may be listed or quoted at the time of sale, including:

•	the Nasdaq National Market;

•	in the over-the-counter market;

•	in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	in connection with short sales of the shares;

•	by pledge to secure or in payment of debt and other obligations;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

•	through a combination of any of the above transactions.

The selling stockholder and its successors, including its transferees, pledgees or donees or their successors, may sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved. The selling stockholder and any dealers or agents that participate in the distribution of the shares of common stock offered by this prospectus may be deemed to be “underwriters” within the meaning of the Securities Act of 1933 and any profit on the sale of the shares of common stock offered by this prospectus by these entities, and any commission received by them, might be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

If the selling stockholder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholder to register our common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling stockholder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act. We will pay all costs and expenses associated with the registration of the resale shares. These costs and expenses include the Securities and Exchange Commission’s filing fees and fees under state securities or “blue sky” laws, and legal, accounting, printing, and other costs related to the registration of the shares. The selling stockholder will pay any underwriting discounts, commissions or concessions, transfer taxes and other expenses associated with any sale of the shares of common stock by it.

LEGAL MATTERS

Cooley Godward LLP, Palo Alto, California has passed upon the validity of the issuance of the common stock offered by this prospectus.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of Chordiant Software, Inc. for the year ended December 31, 2003, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a resale registration statement on Form S-3 to register the common stock offered by this prospectus. However, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules to the registration statement. We strongly encourage you to carefully read the registration statement and the exhibits and schedules to the registration statement.

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s Web site at “http://www.sec.gov.”

The SEC allows us to “incorporate by reference” other information that we file or have filed with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Information that we later file with the SEC will automatically update and replace the information in this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K/A for the year ended December 31, 2003 (File No. 0-29357), filed with the SEC on April 28, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004 (File No. 0-29357), filed with the SEC on May 10, 2004;

•	our Current Reports on Form 8-K (File No. 0-29357), filed with the SEC on January 20, 2004 and January 26, 2004;

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 0-29357), filed with the SEC on February 7, 2000; and

•	any future filings which we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, until the selling stockholder has sold all of the securities that we have registered with the registration statement.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Chordiant Software, Inc.

Attention: Investor Relations

20400 Stevens Creek Blvd., Suite #400

Cupertino, CA 95014

(408) 517-6100

You should rely only on the information or representation provided in this prospectus or incorporated by reference into this prospectus. We have not authorized anyone to provide you with any different information or to make any different representations in connection with any offering made by this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. Neither the delivery of this prospectus, nor any sale made under this prospectus, shall, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus.